UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

BROOKFIELD PROPERTY REIT INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Class A Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

11282X 103

(CUSIP Number of Class of Securities)

Michelle Campbell
Secretary
Brookfield Property REIT Inc.
250 Vesey Street, 15th Floor
New York, New York, 10281-1023
Telephone: (212) 417-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:
Mark S. Opper, Esq.
David H. Roberts, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,000,000	$11,514.00

*Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $95,000,000 in value of class A stock, par value $0.01 per share, of Brookfield Property REIT Inc.

**The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2019, equals $121.20 per million dollars of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,514.00	Filing Party:	Brookfield Property REIT Inc.
Form or Registration No.:	Schedule TO	Date Filed:	February 11, 2019

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on February 11, 2019 and amended by Amendment No. 1 on February 25, 2019 (as may be further supplemented or amended from time to time, the “Schedule TO”) by Brookfield Property REIT Inc., a Delaware corporation that has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer to purchase for cash up to $95,000,000 in value of its class A stock, par value $0.01 per share (the “Class A Stock”), at a price specified by the tendering stockholders of not greater than $21.00 nor less than $19.00 per share of Class A Stock, net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated February 11, 2019 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed as Exhibit (A)(1)(A) and Exhibit (A)(1)(B), respectively, to the Schedule TO, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

The purpose of this Amendment No. 2 is to amend and supplement certain provisions of the Schedule TO as set forth herein.  Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO or the Offer. All information set forth in the Offer, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in this Schedule TO.  This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be amended or supplemented from time to time.

Item 11.                          Additional information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On March 21, 2019, the Company issued a press release reminding holders of Class A Stock of the expiration of the Offer at 5:00 p.m. (Eastern time) on March 25, 2019.”

Item 12.                          Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit list:

“(a)(6)(A)                   Press Release issued by Brookfield Property REIT Inc. on March 21, 2019.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROOKFIELD PROPERTY REIT INC.

By:	/s/ Michelle Campbell
Name:	Michelle Campbell
Title:	Secretary

Date: March 22, 2019

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